UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        SCHEDULE 13D

         Under the Securities Exchange Act of 1934

                     (Amendment No. 15)

                 M.H.Meyerson & Co., Inc.
-----------------------------------------------------------
                      (Name of Issuer)

               Common Stock, $.01 par value
-----------------------------------------------------------
              (Title of Class of Securities)

                           55301Q
-----------------------------------------------------------
                       (CUSIP Number)

                       Gregg Giaquinto
                 850 Third Avenue, Tenth Floor
                  New York, New York 10022
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                      January 9, 2003
-----------------------------------------------------------
   (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition, which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                           [ ]

  The remainder of this cover page shall be filled out for
    a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 55301Q

1. Name of Reporting Persons
   S.S. or I.R.S. Identification No. of Above Person

   Electronic Trading Group, LLC

2. Check the Appropriate Box if a Member of a Group

      a. [ ]
      b. [ ]

3. SEC Use Only

4. Source of Funds

   WC - See Item 3

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(D) or 2(E)

   [ ]

6. Citizenship or Place of Organization

   Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power:

    See Item 5

8. Shared Voting Power:

    See Item 5

9. Sole Dispositive Power:

    See Item 5

10. Shared Dispositive Power:

    See Item 5

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    607,730 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

               [ ]

13. Percent of Class Represented by Amount in Row (11)

    9.20% - See Item 5

14. Type of Reporting Person

    BD

CUSIP No.: 55301Q

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Robert Kanter

2. Check the Appropriate Box if a Member of a Group

   a. [ ]
   b. [ ]

3. SEC Use Only

4. Source of Funds

   N/A

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(D) or 2(E)

              [ ]

6. Citizenship or Place of Organization

   U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power:

   See Item 5

8. Shared Voting Power:

   See Item 5

9. Sole Dispositive Power:

   See Item 5

10. Shared Dispositive Power:

   See Item 5

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    607,730 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

               [ ]

13. Percent of Class Represented by Amount in Row (11)

    9.20% - See Item 5

14. Type of Reporting Person

    IN

Electronic Trading Group, L.L.C. hereby amends and supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange
Commission (the "SEC") on April 27, 2000 as amended by
(i) Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000; (ii) Amendment No. 2 dated as of May 24, 2000 filed with the SEC on May 26, 2000; (iii) Amendment No. 3 dated as of July 27, 2000 filed with the SEC on August 1, 2000; (iv) Amendment No.
4 dated as of September 5, 2000 filed with the SEC on September 12, 2000; (v) Amendment No. 5 dated as of
September 14, 2000 filed with the SEC on September 18,
2000; (vi) Amendment No. 6 dated as of September 26,
2000 filed with the SEC on September 28, 2000; (vii)
Amendment No. 7 dated as of November 28, 2000 filed with the SEC on December 1, 2000; (viii) Amendment No. 8 dated as of December 21, 2000 filed with the SEC on December 29, 2000; (ix) Amendment No. 9 dated as of December 29, 2000 filed with the SEC on January 5,
2001;(x) Amendment No. 10 dated as of April 26, 2001
filed with the SEC on May 2, 2001;(xi) Amendment No. 11 dated as of February 6, 2006 filed with the SEC on February 6, 2002;(xii) Amendment No. 12 dated as of February 12, 2002 filed with the SEC on February 13,
2002;(xiii) Amendment No. 13 dated as of April 18, 2002 filed with the SEC on April 19, 2002; (xiv) Amendment
No. 14 dated as of September 20, 2002 filed with the SEC on September 23, 2002 (the "Schedule") as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule is hereby amended by inserting the following at the end of the first paragraph thereof:

From August 22, 2002 to December 30, 2002 the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate net purchase of 76,350 shares through open market transactions at average daily prices ranging from $.20 to $.45 per share, for a net purchase price of $25,548.50. 117,150 shares were purchased and sold through investment accounts at Spear, Leeds & Kellogg ("SLK"), a broker-dealer, pursuant to arrangements under which SLK may be deemed to have extended credit in connection with purchases and sales.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule is hereby deleted in its entirety and replaced with the following:

The Company beneficially owns, in the aggregate, 607,730 shares of the Issuer's Common Stock, which constitutes 9.20% of the Issuer's outstanding
Common Stock as of December 30, 2002, as disclosed in the Issuer's Form 10-Q filed on November 29,
2002. Of the 607,730 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and
(ii) the power to dispose or direct the disposition of all the shares.

Item 5(b) of the Schedule is hereby deleted in its entirety and replaced with the following:

Of the 607,730 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares.

Item 5(c) of the Schedule is amended by inserting the following at the end thereof:

Item 7. Material to be Filed as Exhibits

Item 7.1 of the Schedule is hereby amended by deleting "September 20, 2002" in the third line and inserting "January 9, 2003" in lieu thereof.


	Addendum 1 to the Schedule is hereby amended by inserting the following at the end thereof:

Date          Shares        Shares                    Average Price Per Share
              Purchased     (Sold)      Position      (Excluding commission)

08/22/02      1100                      532,480        .28
08/22/02      100                       532,580        .29
08/22/02      800                       533,380        .27
08/26/02      1000                      534,380        .26
08/26/02      1000                      535,380        .27
08/29/02      3600                      538,980        .21
08/29/02      1000                      539,980        .20
08/29/02      1000                      540,980        .22
08/30/02      800                       541,780        .23
08/30/02      200                       541,980        .21
09/06/02                    (1900)      540,080        .27
09/06/02                    (1000)      539,080        .35
09/06/02      6800                      545,880        .29
09/06/02      5700                      551,580        .30
09/06/02      1000                      552,580        .33
09/06/02      1000                      553,580        .31
09/06/02      1000                      554,580        .32
09/09/02                    (1000)      553,580        .26
09/09/02      1000                      554,580        .34
09/09/02      1000                      555,580        .31
09/11/02                    (5000)      550,580        .32
09/11/02                    (1000)      549,580        .33
09/11/02      1000                      550,580        .35
09/11/02      2500                      553,080        .32
09/12/02                    (2500)      550,580        .34
09/12/02                    (1200)      549,380        .33
09/12/02                    (5000)      544,380        .32
09/12/02      500                       544,880        .35
09/23/02      1000                      545,880        .28
09/23/02      500                       546,380        .29
09/24/02      2000                      548,380        .27
09/24/02      2000                      550,380        .26
09/24/02      1100                      551,480        .25
09/25/02      100                       551,580        .26
09/25/02      4000                      555,580        .29
09/25/02      500                       556,080        .30
09/25/02      1200                      557,280        .31
09/26/02      1000                      558,280        .33
09/26/02      3000                      561,280        .35
09/27/02      1000                      562,280        .33
09/30/02                    (400)       561,880        .36
09/30/02      1000                      562,880        .32
09/30/02      3000                      565,880        .35
10/01/02                    (1000)      564,880        .44




10/02/02      1000                      565,880        .40
10/04/02      1000                      566,880        .40
10/04/02      1000                      567,880        .39
10/04/02      1000                      568,880        .38
10/09/02      400                       569,280        .38
10/09/02      100                       569,380        .35
10/10/02                    (400)       568,980        .39
10/10/02      1000                      569,980        .38
10/10/02      1000                      570,980        .37
10/10/02      1000                      571,980        .36
10/11/02      2000                      573,980        .38
10/11/02      1000                      574,980        .42
10/14/02      1000                      575,980        .39
10/14/02      1000                      576,980        .38
10/16/02      1000                      577,980        .35
10/21/02      1000                      578,980        .35
10/21/02      1000                      579,980        .34
10/22/02      1000                      580,980        .39
10/22/02      1000                      581,980        .38
10/22/02      1000                      582,980        .37
10/22/02      1000                      583,980        .36
11/04/02      1000                      584,980        .45
11/04/02      1000                      585,980        .44
11/04/02      1000                      586,980        .43
11/04/02      1000                      587,980        .42
11/11/02      1000                      588,980        .40
12/27/02      3100                      592,080        .40
12/27/02      400                       592,480        .39
12/30/02      1000                      593,480        .40
12/30/02      2000                      595,480        .39
12/30/02      3000                      698,480        .38
12/30/02      3000                      601,480        .37
12/30/02      3000                      604,480        .36
12/30/02      2950                      607,430        .35
12/30/02      300                       607,730        .34

___________________________________________________________________
Subtotal from
08/22/02 to   96,750       (20,400)
12/30/02

Aggregate
08/21/02
Position      531,380

Total as of   1,744,960    (1,138,330)  607,730       4.497
12/30/02


SIGNATURE

	After reasonable inquiry and to the best of his or its knowledge and belief, the undersigneds hereby certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC TRADING GROUP, LLC

/s/
________________________
By: Robert A. Kanter

Title: Member Manager
Date: January 9, 2003

ROBERT A. KANTER

/s/
______________________
Date: January 9, 2003